Exhibit 99.1

AYR Wellness Provides Update on Receipt of Notice of Disposition of Collateral Relating to PA Natural Medicine LLC and an Extension of the Limited Waiver Agreement with Senior Noteholders

MIAMI, July 3, 2025 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, today announces that it has received a Notification of Disposition of Collateral (the "Notice") from Anthony J. DePaul, as Agent and Secured Party under the Pledge Agreement dated as of October 1, 2021 between CSAC Acquisition PA II Corp., a subsidiary of the Company, and the Agent (the "Pledge Agreement"). Separately, the Company announces that it has entered into an additional amendment (the “Second Amendment”) to the previously disclosed Limited Waiver Agreement dated June 6, 2025 (the “Original Agreement”), as amended on June 19, 2025 (the “First Amendment”).

The Notice alleges that due to certain purported defaults under the Pledge Agreement and related loan documents, the Agent intends to potentially reclaim ownership of and subsequently sell all of CSAC Acquisition PA II Corp.’s interest in and to all of the equity interests in PA Natural Medicine LLC ("PA Natural Medicine") owned by CSAC Acquisition PA II Corp. PA Natural Medicine operates licensed medical cannabis dispensaries in State College, Bloomsburg, and Selinsgrove, Pennsylvania. The Company is considering the Notice, exploring all of its options in response to the Notice and is prepared to take any steps it determines to be appropriate in the circumstances.

The Second Amendment formally extends the temporary waiver period provided under the Original Agreement to July 11, 2025, after it was extended by the First Amendment to July 3, 2025. As previously disclosed, under the Original Agreement, the holders of a majority of AYR’s senior secured notes (the “Majority Holders”) provided a waiver of certain events of default related to the Company’s delay in filing its interim financial statements for the quarter ended March 31, 2025, as well as specific payment defaults that may occur under AYR’s other outstanding indebtedness. This waiver temporarily restrains the Majority Holders from exercising their default-related rights and remedies with respect to those specified defaults, subject to the terms and conditions in the Original Agreement. By further extending the waiver period, the Second Amendment grants the Company additional time and flexibility to continue ongoing negotiations with its senior lenders and to further pursue strategic options to strengthen its capital structure.

The extension provided in the Second Amendment does not constitute a permanent waiver of any existing defaults or any rights under the governing documents; rather, it allows for continued dialogue and exploration of potential strategies to address the Company’s financial obligations.

Forward-Looking Statements

Certain statements contained in this news release may contain forward-looking information or may be forward-looking statements (collectively, "forward-looking statements") within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "target", "expect", "anticipate", "believe", "foresee", "could", "would", "estimate", "goal", "outlook", "intend", "plan", "seek", "will", "may", "tracking", "pacing" and "should" and similar expressions or words suggesting future outcomes. This news release includes forward-looking statements pertaining to, among other things, statements regarding AYR’s ongoing discussions with holders of its senior notes, the exploration of capital structure alternatives, the extension of the Limited Waiver Agreement, the review and assessment of other strategic alternatives, the receipt and consideration of the Notice, the potential sale of the Company’s interest in PA Natural Medicine, and the Company’s evaluation of its options and potential responses to the Notice. Numerous risks and uncertainties could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those anticipated. AYR has no intention, and undertakes no obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 90+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

SVP, Public Affairs

T: (786) 885-0397

Email: comms@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397